Filed by Stock Yards Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kentucky Bancshares, Inc.

Commission File No.: 000-52598

Date: January 27, 2021

Stock Yards Bancorp, Inc./Kentucky Bancshares, Inc. Merger Call Written Transcript

On Wednesday, January 27, 2021, executive management of Stock Yards Bancorp, Inc. hosted an investor conference call/presentation to discuss the strategic and financial implications of its announced merger transaction with Kentucky Bancshares, Inc. The written transcript of the entire call, including the full question and answer session that followed the prepared remarks, follows:

Operator

Good day, and welcome to the Stock Yards Bancorp and Kentucky Bancshares Merger Announcement Conference Call.

[Operator Instructions]

Please note that this event is being recorded. I would now like to turn the conference over to Ja Hillebrand. Please go ahead.

James A. Hillebrand

CEO & Chairman of the Board

Thank you very much. Good afternoon, everybody. Thanks for joining us on the call. This is Ja Hillebrand, Chairman and CEO of Stock Yards Bancorp. I'm also joined on the call this afternoon by our CFO, Clay Stinnett.

Earlier this morning, as many of you know, Stock Yards Bancorp and Kentucky Bancshares issued a joint press release announcing our agreement to acquire Kentucky Bancshares, the holding company for Kentucky Bank. We've also provided an investor presentation that can be accessed either on the Investor Relations page on our website, syb.com, or as part of our Form 8-K filing with the SEC that we filed earlier this morning.

Before we get started, I encourage you to look over our forward-looking statements that can be found on Page 2 and Page 3 of the presentation. I'm currently in Lexington, Kentucky in a conference room at Kentucky Bank, where I will continue to meet with Kentucky Bank employees, and Clay is in Louisville, Kentucky, at the main office of Stock Yards Bank, so we will do our best not to speak on top of each other due to these logistics.

I want to start with sharing a little bit of information about Kentucky Bancshares, for those of you that aren't familiar with them. They trade under the symbol KTYB, they are headquartered in Paris, Kentucky, and are the holding company for Kentucky Bank. They operate 19 branches in 11 communities throughout Central Kentucky. Serving the Lexington, Kentucky, MSA and many of its surrounding communities; very tight knit, wonderful communities.

I'm extremely excited about this combination and believe it is an important strategic step forward for both of our companies. This combination will create a community bank franchise, serving customers through 63 branches and will have combined assets of $5.9 billion, $4.3 billion in gross loans, $5 billion in deposits and over $4.1 billion in trust assets under management. It provides us an entry into attractive central Kentucky markets, including the Lexington MSA, which is Kentucky's second largest market, an area we are excited to grow our middle market commercial lending platform.

The combined company will be the seventh largest bank in the state of Kentucky by deposit market share, and it frames out our presence in the Lexington to Louisville corridor, capturing the flow from Lexington and the state capital in Frankfort. Together, we will benefit from leveraging our combined expertise throughout Kentucky with strong growth opportunities. In a banking environment where scale has become increasingly important, this transaction improves our competitive position as we look to meet the constantly evolving needs of our clients and our communities. It's also a complementary fit of business models and cultures with opportunities to expand relationships with Kentucky Bank customers.

As illustrated in our investor presentation, this transaction is very attractive financially, with approximately 12% earnings per share accretion in the first full year of 2022 when conservative cost savings are fully phased in. Over the last couple of years, we have been looking at opportunities in and around our 3 current markets and clearly circled Kentucky Bancshares as our primary goal due to our long history with Louis Prichard, the management team and the opportunity provided by potential growth of our core lines of business. Given our acquisition experience, combined with our bank's shared credit discipline, we believe that we are positioned well for a well-executed closing and integration. Both Stock Yards and Kentucky Bancshares have been extremely deliberate in the collective due diligence of this opportunity, which began back in the winter of 2020 prior to the pandemic and then picked back up late in 2020.

COVID may have paused our discussions, but did not stop them. Additionally, both banks have low exposure to COVID- impacted sectors. We believe the transaction synergies that we have identified can be realized to achieve our financial goals. As is the case with many M&A opportunities, we believe that people are critical. Consistency is critical. And with respect to the management team, I'm very excited to announce that Louis Prichard, President and Chief Executive Officer of Kentucky Bancshares will serve as our new Central Kentucky Market President in addition to the 2 new directors to our Board: Shannon Arvin, President and Chief Executive Officer of Keeneland; and Edwin Saunier, President of Saunier North American, Inc.

One more comment on Louis Prichard. History has shown he is a person of high character and is well-respected in the communities he serves. He has excellent management and business development skills. We could not have a better person joining our company and leading our growth plans for Central Kentucky. In fact, we wouldn't be talking today if Louis was not joining Stock Yards Bank & Trust. We're very honored to have him join us. We are thrilled to welcome the Kentucky Bank employees to the Stock Yards family and have the utmost respect for the senior management team. They are a very good performing bank with great asset quality in attractive markets. They are also a leader in their markets.

We believe that with our additional product and service offerings, we can expand their existing market share. Page 5 of the presentation provides a great snapshot of the combined branch network, moving Stock Yards into the top 7 in deposit market share among banks in Kentucky. We've had tremendous success over the last few years with our client acquisition strategy and are confident it's going to pay dividends implementing that strategy in these attractive markets.

With that, let me turn it over now to Clay to discuss some of the financial metrics.

T. Clay Stinnett

Executive VP, Treasurer & CFO

Thank you, Ja. Good afternoon, everyone. As Ja has indicated, this combination is an exciting opportunity to leverage the past success of both organizations into an exceptional community banking franchise in markets with great growth potential. Kentucky Bank has strong market positions in the communities they serve and has recently continued their expansion to the Lexington market, which we believe holds lots of potential for growth.

Looking at the financial metrics for this transaction on Page 8 of the investor presentation, Kentucky Bancshares shareholders will have the right to receive 0.64 shares of Stock Yards Bancorp's common stock, plus another $4.75 in cash for each share of Kentucky Bancshares they hold. So total consideration of approximately 85% stock and 15% cash.

Based upon the closing price of Stock Yards Bancorp common stock, on Monday, January 25 of $42.24, the implied per share purchase price is $31.78, with a total transaction value of approximately $190 million. The purchase price is approximately 1.65x tangible book value and 16.2x 2020 earnings for Kentucky Bancshares. We believe the financial return metrics are compelling as first year -- first full year earnings per share accretion in 2022 is estimated at just over 12%, and the tangible book value per share dilution is expected to be earned back in approximately 2.5 years under the crossover method, including the full impact of merger-related charges and the CECL Day 2 accounting treatment.

On a pro forma basis, Stock Yards Bancorp shareholders will own approximately 86% of the combined company, while shareholders affiliated with Kentucky Bancshares will own approximately 14%.

If I can move on to Page 9 of the presentation, I'll try to highlight the major financial modeling assumptions. We're anticipating 26.5% cost savings, with about 50% of those realized in the second half of 2021 and 100% in the years thereafter. We've also identified revenue synergies that we expect to achieve that Ja spoke to. But importantly, these revenue synergies are not included in our financial modeling. Conservatively, we are expecting pretax one-time restructuring charges of approximately $26.8 million and a pretax write-down of other assets of approximately $4.8 million. After completion of a very thorough credit due diligence process, we expect to take a credit mark of approximately 2.25% on the Kentucky Bank loan portfolio. In addition, there is a CECL double count of $5.7 million fully included in the numbers we are presenting today.

In terms of our process, I would highlight that we deployed our top internal credit talent to conduct a risk review of the vast majority of the loans over $1 million and achieved almost 50% penetration on the entire loan portfolio. In addition to using our credit professionals, we supplemented our review with outside advisers that included a CECL assessment. We believe the credit profile is very clean, and this credit mark is both conservative and prudent in today's environment.

I would also mention that on a pro forma basis, as if we completed the deal on December 31, 2020, our reserves would be approximately 2%, inclusive of the purchase accounting adjustments. You can see illustration of this in the appendix of our presentation on Page 15.

Finally, the pro forma TCE ratio is expected to be around 9.5% and total risk-based capital ratio close to 13% at close. So given all the financial metrics of the deal, combined with the opportunities of partnering with one of the best banks in Kentucky, we're very enthusiastic about the path forward this provides for our company. With that, I'll turn it back over to Ja.

James A. Hillebrand

CEO & Chairman of the Board

Thank you very much, Clay. As you can see you all, we're very excited about this acquisition and the positive impact it will have for our company, for our combined company. We think it's a natural extension of our existing footprint into attractive Central Kentucky markets. It builds upon our strengths and enhances scale, profitability and performance. We anticipate closing the transaction sometime during the second quarter, hopefully end of May, pending customary approvals and look forward to welcoming the Kentucky Bank team to our Stock Yards family.

That concludes our prepared remarks for now. I'd like to open up the call now for questions.

Operator

[Operator Instructions]

The first question comes from Terry McEvoy with Stephens.

Terence James McEvoy

Stephens Inc., Research Division

Congrats on getting the deal done. I know the bar is pretty high when you look at these. So congrats. I guess, maybe 2 questions. Just the first one on the cost saves. It looks pretty conservative. Is it just there's not a lot of branch overlap because it is somewhat of a new market for you guys? Is that maybe the core reason on the cost saves being kind of 26.5% versus some of the other deals that are higher than that?

T. Clay Stinnett

Executive VP, Treasurer & CFO

Certainly, Terry. This is Clay. There's no branch overlap, no plan to close any branches. So all these markets are new for Stock Yards. And to be honest, we are excited about the opportunity to expand them.

James A. Hillebrand

CEO & Chairman of the Board

With today's technology as well. We're going to be able to -- we're going to need some call center -- we'll have some more call center people. We might not need all of the call center, but we're going to need to add a few. So to be able to do that maybe from here is a great opportunity. We become a large servicer in the mortgage area now, and they have a very well-run area in that regard and to be able to attract and keep some of that talent to be able to help us as a combined company is a great opportunity for us as well.

Terence James McEvoy

Stephens Inc., Research Division

And then as you think about the revenue synergies on just maybe middle market, commercial lending and wealth management, do you need to hire folks in order to take advantage of those opportunities? And will that impact expenses?

James A. Hillebrand

CEO & Chairman of the Board

Sure. Just like all of our other 3 markets, we always are looking for experienced talent, the type of players that have experience that understand relationship banking. And I will tell you that we've known a lot of people here and have a great reputation. And from a wealth management perspective, they have a great team here, and they're looking forward to expanding the offerings here. And therefore, as more business comes in, we'll be able to add more folks to the team.

Middle market lending, I would say, is an area that -- so the larger C&I type loans that we do in Louisville, Indianapolis, Cincinnati, Northern Kentucky. I think there's an opportunity to add some folks there. But again, we're going to be looking for individuals that can make an impact right away. As you may know from the past, when we hire individuals, we share that with them their expectations. We want to make sure they know coming in the door what's expected so they can hurry up and pay for themselves. And that's another reason we hire experienced talent.

They have a great team of lenders here. And I think it gives them scale and the ability to grow with some of their customers as they've grown from -- like we all have smaller businesses that grow into larger companies and to have a scale now to be able to grow with those customers is, I think, attractive for the lending team here. So we're very excited about not only the team, but their experience as well. But we will add people like we have in the other markets when the time is right and the right person.

Nobody -- nothing ruins a team more than a bad apple. So we're very careful in the hiring process, and we will continue to do that here in the Central Kentucky market.

Operator

The next question comes from Kelly Motta with KBW.

Kelly Ann Motta

Keefe, Bruyette, & Woods, Inc., Research Division

Congratulations on getting this deal done. I'm sure you've all been quite busy. I really appreciate all of the color you provided in the slide deck about the credit due diligence and the thoroughness of that. It looks like when you get your pro forma credit numbers, that too is quite conservative.

Can you just speak to kind of their credit profile a bit more, their exposure to risky industries and like the potential to release reserves in -- from what looks like really, really conservative pro forma credit reserve build?

T. Clay Stinnett

Executive VP, Treasurer & CFO

Kelly, you know us too well. I mean you know how, generally, we're very conservative on the credit side. And I think we've tried to be conservative. Historically, Kentucky Bank has had a very clean portfolio and even when you look back through the crisis, they did well there.

Certainly, the fact that most of the diligence was done in the middle of a pandemic and those kind of things probably led us to be a little more conservative than usual in terms of how we were assessing credit. And I think that's judicious and the right thing to do. But yes, I mean, we're certainly, given the situation, going to lean towards being slightly more conservative given the situation. That's not to reflect badly on the credit quality of Kentucky Bank. I think they're very diversified and historically, it's been a very good underwriter of credit.

Kelly Ann Motta

Keefe, Bruyette, & Woods, Inc., Research Division

Great. Very good. So my next question is on capital. It looks like you -- with this deal, you do a good job with deploying some of the excess you have there. At 8.5% TCE capital still very healthy, but is running lower than you have in the past. Can you just speak to your comfort there? And just thoughts on where you are pro forma with the deal?

T. Clay Stinnett

Executive VP, Treasurer & CFO

Sure. So on a TCE basis, we're coming out at 9.5%. I thought I heard you mention 8.5% there. So we're going to be very similar to that today.

Kelly Ann Motta

Keefe, Bruyette, & Woods, Inc., Research Division

I must have typoed it.

T. Clay Stinnett

Executive VP, Treasurer & CFO

Yes, yes, that's okay. That's okay. From a capital perspective, we feel very good about this transaction. And certainly, we've got a chunk of cash in there and certainly a way to deploy some excess liquidity, but very comfortable with the capital metrics around the deal.

Kelly Ann Motta

Keefe, Bruyette, & Woods, Inc., Research Division

Great. And you kind of led into, if I can just sneak a third one in. Just your thoughts on deploying the excess liquidity and kind of their securities book and how much you plan -- you think you're going to be able to retain versus maybe roll off for the benefit of NIM?

T. Clay Stinnett

Executive VP, Treasurer & CFO

Sure. I mean, liquidity on their side, certainly, all the banks at this point are fairly liquid. I think you look at the investment portfolio, there may be some redeployment there. It all gets regardless whether we keep it or roll it off, all gets mark-to- market regardless. So there will be an adjustment to those yields going forward. And deploying liquidity, as we've talked about many times, for all banks right now, is a challenge.

But really excited about the lending opportunities there. And as Ja mentioned earlier, some of those additional lines of business where we can put some of those dollars to work. So -- and certainly, I think the added capabilities that we're going to add that gives their lenders additional opportunities is going to be exciting and opportunity to put that liquidity to work over time.

Kelly Ann Motta

Keefe, Bruyette, & Woods, Inc., Research Division

Great. And congrats again.

Operator

[Operator Instructions]

The next question comes from John Rodis with Janney.

John Lawrence Rodis

Janney Montgomery Scott LLC, Research Division

Congratulations. Ja, maybe a question for you. I guess most of my questions were asked and answered. But just from a timing perspective, you said you hoped this to close in the second quarter. Does this take you out of the market for more deals over the foreseeable future? Or do you think you could look to potentially announce another deal later in the year if you found the right situation?

James A. Hillebrand

CEO & Chairman of the Board

Yes, I guess you never say never, but we are very focused on our organic growth strategy, taking advantage of opportunities when they come and here we are. So we're going to be very focused on executing thoroughly a smooth transition here. And therefore, I would highly doubt that we would be in the market in 2021 on another opportunity. You never say never just because you never know what's going to come up, but that is not our focus. And I think we're going to need 2021 to do this right.

And everybody loves -- everybody gets excited about the numbers -- excuse me, the numbers, the accounting and all that. I care about customers and bringing them on the right way and doing it as seamless as possible. And we've been successful for a long time by taking care of customers, doing business the right way, and that's why we don't lose customers. And I don't want to lose customers as new ones come in the door through a merger.

So we really want to stay focused. And like we've said in the past, I think this is a prime example. If you’ve ever heard me speak, I always say that we're organic. We like to grow one customer at a time. We've done that in our larger markets, Indianapolis and Northern Kentucky, Cincinnati and with no acquisitions there. But if an opportunity came along, with somewhere near or inside our circle -- or excuse me, our triangle of Louisville, Indianapolis and Cincinnati, we would take a look at it.

And the Central Kentucky MSA is a prime example of what we were talking about. Solid bank, well run, well respected, great core business, customers who've been here a long time and appreciate that service. So it's -- it was a no-brainer, if you will, to be able to proudly negotiate this between the 2 of us.

But nothing else that I know of, nothing on my plate right now, I can tell you that. And nothing I'm looking at and don't believe that we will be in 2021. That is my long answer.

John Lawrence Rodis

Janney Montgomery Scott LLC, Research Division

I think you said it perfectly. Congratulations again.

Operator

The next question comes from Terry McEvoy with Stephens.

Terence James McEvoy

Stephens Inc., Research Division

Just one quick follow-up. On Page 18, I know it says illustrative kind of impact, do you expect to get the full cost saves in 2022, so January 1 of that year, is that all in the run rate? I just want to make sure I understand that slide correctly.

T. Clay Stinnett

Executive VP, Treasurer & CFO

On Page 13, thank you, Terry. Yes. So we've got -- in terms of the annual numbers, yes, we've got full cost saves in this slide and the tax affected in 2022. Yes, sir.

Terence James McEvoy

Stephens Inc., Research Division

Okay. I was just double checking that they would all be achieved by January 1 and not at some point that year.

Operator

This concludes our question-and-answer session. I would now like to turn the conference back over to Ja Hillebrand for any closing remarks.

James A. Hillebrand

CEO & Chairman of the Board

Okay. Thank you. Well, thanks, everybody, for your time today. Really, greatly appreciate it. Enjoy the remainder of your day, and that ends our merger call.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

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Forward-Looking Statements

Certain statements contained in this communication, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the proposed merger transaction between Stock Yards and Kentucky Bancshares, which are subject to numerous assumptions, risks and uncertainties. Words or phrases such as “anticipate,” “believe,” “aim,” “can,” “conclude,” “continue,” “could,” “estimate,” “expect,” “foresee,” “goal,” “intend,” “may,” “might,” “outlook,” “possible,” “plan,” “predict,” “project,” “potential,” “seek,” “should,” “target,” “will,” “will likely,” “would,” or the negative of these terms or other comparable terminology, as well as similar expressions, are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of Stock Yards’ and Kentucky Bancshares' Annual Report on Form 10-K for the year ended December 31, 2019, and, in the case of Stock Yards, its Quarterly Report on Form 10-Q for the three months ended September 30, 2020, as well as their other filings with the SEC for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors disclosed in reports filed by Stock Yards and Kentucky Bancshares with the SEC, risks and uncertainties for Stock Yards, Kentucky Bancshares and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Kentucky Bancshares’ operations with those of Stock Yards will be materially delayed or will be more costly or difficult than expected; the parties’ inability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger; the inability to complete the merger due to the failure of Kentucky Bancshares’ shareholders to adopt the merger agreement; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; diversion of management's attention from ongoing business operations and opportunities due to the merger; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on Stock Yards’, Kentucky Bancshares’ or the combined company's respective customer and employee relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; dilution caused by Stock Yards’ issuance of additional shares of Stock Yards common stock in connection with the merger; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the business, results of operations and financial condition of Stock Yards, Kentucky Bancshares and the combined company; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included in this communication are made as of the date hereof and are based on information available at that time. Except as required by law, neither Stock Yards nor Kentucky Bancshares assumes any obligation to update any forward-looking statement to reflect events or circumstances that occur after the date the forward-looking statements were made.

Additional Information Regarding the Proposed Transaction

This communication is being made in respect of the proposed merger transaction between Stock Yards and Kentucky Bancshares. Stock Yards will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Kentucky Bancshares that also constitutes a prospectus of Stock Yards which, when finalized, will be sent to the shareholders of Kentucky Bancshares seeking their approval of the merger-related proposals. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Stock Yards or Kentucky Bancshares may file with the SEC. KENTUCKY BANCSHARES’ SHAREHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STOCK YARDS, KENTUCKY BANCSHARES AND THE PROPOSED TRANSACTION. When filed, the registration statement, the definitive proxy statement/prospectus and other documents relating to the merger transaction filed by Stock Yards and Kentucky Bancshares can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Stock Yards’ website at www.syb.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from Stock Yards upon written request to Stock Yards, Attention: Chief Financial Officer, 1040 East Main Street, Louisville, Kentucky 40206 or by calling (502) 582-2571, or to Kentucky Bancshares, Attention: Chief Financial Officer, 339 Main Street, Paris, Kentucky 40361 or by calling (859) 987-1795.

Participants in the Solicitation

Stock Yards, Kentucky Bancshares and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Kentucky Bancshares’ shareholders in connection with the proposed transaction. Information about the directors and executive officers of Stock Yards and their ownership of Stock Yards common stock is set forth in the definitive proxy statement for Stock Yards’ 2020 annual meeting of shareholders, as previously filed with the SEC on March 13, 2020, and Stock Yards’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on February 28, 2020, as well as other documents filed with the SEC. Information about the directors and executive officers of Kentucky Bancshares and their ownership of Kentucky Bancshares common stock is set forth in the definitive proxy statement for Kentucky Bancshares’s 2020 annual meeting of shareholders, as previously filed with the SEC on May 11, 2020, and Kentucky Bancshares’ Annual Report on Form 10-K for the year ended December 31, 2019, as previously filed with the SEC on March 10, 2020, as well as other documents filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by securities holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents regarding the proposed transaction to be filed with the SEC when they become available. You may obtain free copies of these documents from Stock Yards or Kentucky Bancshares using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Measures

This communication contains certain non-GAAP financial measures of Stock Yards and Kentucky Bancshares determined by methods other than in accordance with generally accepted accounting principles. We use non-GAAP financial measures to provide meaningful supplemental information regarding our performance. We believe these non-GAAP measures are beneficial in assessing our operating results and related trends, and when planning and forecasting future periods. These non-GAAP disclosures should be considered in addition to, and not as a substitute for or preferable to, financial results determined in accordance with GAAP. The non-GAAP financial measures we use may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations.